                                                                    EXHIBIT 13.2

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                   FORM 10-QSB

                QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2002

                        COMMISSION FILE NUMBER: 000-21729

                               THE VIALINK COMPANY
             (Exact Name of Registrant as Specified in its Charter)

                   DELAWARE                     73-1247666
         (State of Other Jurisdiction        (I.R.S. Employer
        Incorporation or Organization)     Indemnification No.)

          13155 NOEL ROAD, SUITE 700
                 DALLAS, TEXAS                            75240
   (Address of Principal Executive Offices)            (Zip Code)

                                 (972) 934-5500
                (Issuer's Telephone Number, Including Area Code)


         Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes [X] No [ ]


    As of November 8, 2002, the issuer had 157,297,775 outstanding shares of Common Stock.







================================================================================

\
                         PART 1 -- FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                               THE VIALINK COMPANY

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    DECEMBER 31, 2001 AND SEPTEMBER 30, 2002


                                                                                   DECEMBER 31,    SEPTEMBER 30,
                                                                                       2001            2002
                                                                                   ------------    ------------
                                                                                                    (UNAUDITED)

                                  ASSETS
     Current assets:
       Cash and cash equivalents ...............................................   $  2,702,782    $  2,155,699
       Accounts receivable -- trade, net of allowance for
          doubtful accounts of $100,000 and $121,000, respectively .............        798,379         806,810
       Prepaid expenses and other current assets ...............................        463,752          63,891
                                                                                   ------------    ------------
               Total current assets ............................................      3,964,913       3,026,400
     Furniture, equipment and leasehold improvements, net ......................      1,450,387       1,054,471
     Software development costs, net ...........................................        996,942         557,184
     Other assets ..............................................................         86,464          86,464
                                                                                   ------------    ------------
               Total assets ....................................................   $  6,498,706    $  4,724,519
                                                                                   ============    ============

          LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND
                      STOCKHOLDERS' EQUITY (DEFICIT)

     Current liabilities:
       Accounts payable and accrued liabilities ................................   $  5,611,357    $  1,562,722
       Deferred revenues .......................................................        273,405          60,126
       Capital lease obligation, current portion ...............................             --         114,973
                                                                                   ------------    ------------
               Total current liabilities .......................................      5,884,762       1,737,821
                                                                                   ------------    ------------
       Capital lease obligation, long-term .....................................             --         298,633
                                                                                   ------------    ------------
               Total liabilities ...............................................      5,884,762       2,036,454

     Redeemable convertible preferred stock (Note 6):
       Series B Preferred stock, $.001 par value; 10,000,000 shares
         authorized; 90 shares issued and outstanding ..........................        907,841              --
       Series C Preferred stock, $.001 par value; 10,000,000 shares
         authorized; 300 shares issued and outstanding .........................      3,000,000              --

     Stockholders' equity (deficit):
       Common stock, $.001 par value; 300,000,000 shares authorized;
         67,076,838 and 157,297,775 shares issued and outstanding,
         respectively ..........................................................         67,077         157,297
       Series D Preferred stock, $.001 par value; 10,000,000 shares
         authorized; 799 shares issued and outstanding .........................             --       9,584,850
       Additional paid-in capital ..............................................     73,835,260      76,565,505
       Accumulated deficit .....................................................    (77,196,234)    (83,619,587)
                                                                                   ------------    ------------
               Total stockholders' equity (deficit) ............................     (3,293,897)      2,688,065
                                                                                   ------------    ------------
               Total liabilities, redeemable convertible preferred
                stock and stockholders' equity (deficit) .......................   $  6,498,706    $  4,724,519
                                                                                   ============    ============

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                               THE VIALINK COMPANY

                      CONDENSED CONSOLIDATED STATEMENTS OF
              OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED
                           SEPTEMBER 30, 2001 AND 2002
                                   (UNAUDITED)

                                                          THREE MONTHS ENDED              NINE MONTHS ENDED
                                                             SEPTEMBER 30,                    SEPTEMBER 30,
                                                     ----------------------------    ----------------------------
                                                         2001            2002            2001            2002
                                                     ------------    ------------    ------------    ------------

Revenues .........................................   $    744,939    $  1,114,951    $  2,701,914    $  3,179,124
Operating expenses:
  Customer operations ............................      1,206,791       1,147,181       6,341,893       4,030,384
  Development ....................................      1,071,713         543,230       3,985,076       1,682,323
  Selling and marketing ..........................      1,395,203         593,289       6,154,345       1,819,963
  General and administrative .....................      2,628,790       1,572,640       5,735,262       2,729,136
  Depreciation and amortization ..................        381,968         289,014       1,183,412         969,488
                                                     ------------    ------------    ------------    ------------
          Total operating expenses ...............      6,684,465       4,145,354      23,399,988      11,231,294
                                                     ------------    ------------    ------------    ------------
Loss from operations .............................     (5,939,526)     (3,030,403)    (20,698,074)     (8,052,170)
Interest expense, net ............................        (71,837)             --        (349,704)             --
                                                     ------------    ------------    ------------    ------------
Net loss, before extraordinary item ..............     (6,011,363)     (3,030,403)    (21,047,778)     (8,052,170)
  Extraordinary gain on extinguishment of
      debt with Hewlett-Packard ..................             --       1,628,817              --       1,628,817
  Extraordinary loss on modification of
      debt with Hewlett-Packard ..................             --              --      (2,927,773)             --
                                                     ------------    ------------    ------------    ------------
Net loss .........................................     (6,011,363)     (1,401,586)    (23,975,551)     (6,423,353)
  Dividends on preferred stock:
   Value of warrants and beneficial conversion ...             --      (6,388,934)    (12,779,250)     (9,599,655)
   Stated dividend at 6% .........................       (147,461)        (13,315)       (401,315)        (39,945)
                                                     ------------    ------------    ------------    ------------
Net loss applicable to common stock ..............   $ (6,158,824)   $ (7,803,835)   $(37,156,116)   $(16,062,953)
                                                     ============    ============    ============    ============
Net loss applicable to common stock
  per common share --
    Basic and diluted ............................   $      (0.21)   $      (0.08)   $      (1.44)   $      (0.19)
                                                     ============    ============    ============    ============
Weighted average common shares outstanding --
    Basic and diluted ............................     29,411,463      99,669,943      25,760,477      84,672,567
                                                     ============    ============    ============    ============

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                              THE VIALINK COMPANY

               CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
                                EQUITY (DEFICIT)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                                  (UNAUDITED)


                                                             SERIES D PREFERRED STOCK              COMMON STOCK
                                                           ----------------------------    ----------------------------
                                                              SHARES          AMOUNTS         SHARES         AMOUNTS
                                                           ------------    ------------    ------------    ------------

Balance, December 31, 2001 .............................             --    $         --      67,076,838    $     67,077
 Exercise of stock options and warrants ................                                     11,767,988          11,768
 Stock issued under employee stock
   purchase and option  plans ..........................                                      2,997,637           2,997
 Restricted stock issued to
   employees ...........................................                                      7,828,417           7,828
 Stock issued to Hewlett-Packard .......................                                      2,000,000           2,000
 Beneficial conversion feature of
   Series C Preferred Stock issued .....................
 Value assigned to warrants issued and
   modified in connection with the
   issuance of Series C Preferred Stock ................
 Value assigned to warrants and common
  shares issued connection with the
   issuance of Series D Preferred Stock ................                                     39,936,877          39,937
 Offering and registration costs .......................                                      1,825,455           1,825
 Issuance of Series D Preferred Stock:
   Exchange of Series B and Series C Preferred Stock ...            513       3,195,916
 Dividends on Preferred Stock:
   Value attributed to Beneficial
   conversion feature, shares and
   warrants: Series C ..................................
             Series D ..................................            286       6,388,934
   Stated dividend at 6% ...............................
 Dividends on Preferred Stock paid
   with Common stock ...................................                                      7,872,583           7,873
 Series C Preferred Stock conversion ...................                                     15,991,980          15,992
   Into Common stock
 Net loss ..............................................
                                                           ------------    ------------    ------------    ------------
Balance, September 30, 2002 ............................            799    $  9,584,850     157,297,775    $    157,297
                                                           ============    ============    ============    ============



                                                           ADDITIONAL
                                                             PAID-IN      ACCUMULATED
                                                             CAPITAL        (DEFICIT)         TOTAL
                                                           ------------   ------------    ------------

Balance, December 31, 2001 .............................   $ 73,835,260   $(77,196,234)   $ (3,293,897)
 Exercise of stock options and warrants ................        499,121                        510,889
 Stock issued under employee stock
   purchase and option  plans ..........................        442,272                        445,269
 Restricted stock issued to
   employees ...........................................        696,730                        704,558
 Stock issued to Hewlett-Packard .......................         78,000                         80,000
 Beneficial conversion feature of
   Series C Preferred Stock issued .....................      1,299,108                      1,299,108
 Value assigned to warrants issued and
   modified in connection with the
   issuance of Series C Preferred Stock ................      1,911,613                      1,911,613
 Value assigned to warrants and common
  shares issued connection with the
   issuance of Series D Preferred Stock ................      3,380,906                      3,420,843
 Offering and registration costs .......................       (548,532)                      (546,707)
 Issuance of Series D Preferred Stock:
   Exchange of Series B and Series C Preferred Stock ...      2,777,826                      5,973,742
 Dividends on Preferred Stock:
   Value attributed to Beneficial
   conversion feature, shares and
   warrants: Series C ..................................     (3,210,721)                    (3,210,721)
             Series D ..................................     (6,388,934)                            --
   Stated dividend at 6% ...............................        (39,945)                       (39,945)
 Dividends on Preferred Stock paid
   with Common stock ...................................         (7,873)                            --
 Series C Preferred Stock conversion ...................      1,840,674                      1,856,666
   Into Common stock
 Net loss ..............................................                    (6,423,353)     (6,423,353)
                                                           ------------   ------------    ------------
Balance, September 30, 2002 ............................   $ 76,565,505   $(83,619,587)   $  2,688,065
                                                           ============   ============    ============


         The accompanying notes are an integral part of these condensed consolidated financial statements.

                               THE VIALINK COMPANY

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
                                   (UNAUDITED)

                                                                             2001            2002
                                                                         ------------    ------------
Cash flows from operating activities:
  Net loss ...........................................................   $(23,975,551)   $ (6,423,353)
  Adjustments to reconcile net loss to net cash used in
     operating activities:
     Depreciation and amortization ...................................      1,655,075       1,409,245
     Non-cash stock compensation .....................................        627,895         704,558
     Non-cash service costs for warrants and options issued to
       service providers .............................................      1,025,623              --
     Non-cash interest expense on convertible debt ...................        471,555              --
     Non-cash extraordinary loss on
       modification of debt with Hewlett-Packard .....................      2,927,773              --
     Non-cash extraordinary gain on
       extinguishment of debt with Hewlett-Packard ...................             --      (1,628,817)
     Non-cash termination of lease obligation ........................             --        (391,000)
     Increase (decrease) in cash for changes in:
       Accounts receivable, net ......................................       (416,196)          6,582
       Prepaid expenses and other assets .............................        428,327         384,848
       Accounts payable and accrued liabilities ......................      1,851,868      (1,503,549)
       Deferred revenue ..............................................        141,474        (213,279)
                                                                         ------------    ------------
          Net cash used in operating activities ......................    (15,262,157)     (7,654,765)
                                                                         ------------    ------------
Cash flows from investing activities:
  Capital expenditures ...............................................       (479,351)       (159,965)
                                                                         ------------    ------------
          Net cash used in investing activities ......................       (479,351)       (159,965)
                                                                         ------------    ------------
Cash flows from financing activities:
  Proceeds from issuance of  Preferred Stock .........................     12,779,250       7,303,465
  Proceeds from exercise of stock options, warrants
     and stock purchase plans ........................................        628,349         510,889
  Proceeds from issuance of common stock, net of expenses ............      1,196,032              --
  Payments of offering and registration costs ........................     (1,642,164)       (546,707)
                                                                         ------------    ------------
          Net cash provided by financing activities ..................     12,961,467       7,267,647
                                                                         ------------    ------------
Net increase (decrease) in cash and cash equivalents .................     (2,780,041)       (547,083)
Cash and cash equivalents, beginning of period .......................      2,980,600       2,702,782
                                                                         ------------    ------------
Cash and cash equivalents, end of period .............................   $    200,559    $  2,155,699
                                                                         ============    ============
Supplemental schedule of non-cash activities:
  Conversion of capital lease into operating lease ...................   $    134,163    $         --
                                                                         ============    ============
  Assets acquired under capital lease ................................   $         --    $    413,606
                                                                         ============    ============
  Dividend payable on Preferred Stock ................................   $    401,315    $     39,945
                                                                         ============    ============
  Dividends on Preferred Stock paid with common stock ................   $    170,999    $         --
                                                                         ============    ============
  Vendors and severance paid with common stock .......................   $         --    $    445,269
                                                                         ============    ============
  Conversion of notes payable into common stock ......................   $  3,807,813    $         --
                                                                         ============    ============

         The accompanying notes are an integral part of these condensed consolidated financial statements.

                               THE VIALINK COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND LIQUIDITY

    We provide subscription-based, business-to-business electronic commerce services that enable food industry participants to manage more efficiently their highly complex supply chain information. Our services allow manufacturers, wholesalers, distributors, sales agencies (such as food brokers), retailers and foodservice operators to communicate and synchronize item, pricing and promotion information in a more cost-effective and accessible way than has been possible using traditional electronic and paper-based methods.

    Our strategy is to continue our investment in marketing and sales activities, development of our viaLink services and customer support services to facilitate our plan to penetrate the market and build recurring revenues generated from subscriptions to our viaLink services. Consequently, we resemble a development stage company and will face many of the inherent risks and uncertainties that development stage companies face. There can be no assurance, however, that these efforts will be successful. Our failure to successfully execute our strategy would have a material adverse effect on our business, financial condition and results of operations, including our viability as an enterprise. As a result of the high level of expenditures for investment in technology development, implementation, customer support services, and selling and marketing expenses, we expect to incur losses in the foreseeable future periods until such time, if ever, as the recurring revenues from our viaLink services are sufficient to cover the expenses.

    Our clients and customers range from small, rapidly growing companies to large corporations in the consumer packaged goods and grocery industries and are geographically dispersed throughout the United States.

    We reported a substantial loss from operations for the fiscal years ended December 31, 1999, 2000 and 2001, and we expect to incur losses for the remainder of the fiscal year ending December 31, 2002. The extent of these losses will depend primarily on the amount of revenues generated from implementations of and subscriptions to our viaLink services, which have not yet achieved significant market acceptance or market penetration and the amount of expenses incurred in generating these revenues. In order to achieve market penetration and acceptance we expect to continue our expenditures for development of our viaLink services. These expenses have substantially exceeded our revenues.

    We believe that our cash, cash equivalents and the expected proceeds from the second closing of our sale of Series D preferred stock will be sufficient to meet our near term cash flow needs. However, we may need to raise additional capital if (a) we are unable to maintain our projected level of spending, (b) we are unable to manage our working capital requirements or (c) we experience a lack of revenue growth due to delayed or less than expected market acceptance of our viaLink services. If we are required to raise additional capital there can be no assurance as to whether, when or the terms upon which any such capital may be obtained. Any failure to obtain an adequate and timely amount of capital on commercially reasonable terms could have a material adverse effect on our business, financial condition and results of operations, including our viability as an enterprise.

    We have an accumulated deficit of $83.6 million as of September 30, 2002. We have historically funded operations with the proceeds from the sale of preferred and common stock. We have not generated positive cash flows from operations in 1999, 2000 and 2001 and do not expect to generate positive cash flows from operations through 2002. These factors raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. BASIS OF PRESENTATION

    We have prepared the accompanying condensed consolidated unaudited financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-QSB. Accordingly, they do not include all of the information and disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of our management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting solely of normal recurring adjustments) considered necessary to present fairly our financial position and results of operations and cash flow. These interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 10-KSB, for the year ended December 31, 2001, as filed with the Securities and Exchange Commission.

    Operating results for the three and nine month periods ended September 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002.


3. RECONCILIATION FOR BASIC AND DILUTED EARNINGS PER SHARE ("EPS")

    A reconciliation of the numerators and the denominators used in the calculation of earnings (loss) applicable to common stock per share is as follows for the three and nine month periods ended September 30:

                                                           THREE MONTHS ENDED               NINE MONTHS ENDED
                                                              SEPTEMBER 30,:                  SEPTEMBER 30,:
                                                       ----------------------------    ----------------------------
                                                           2001            2002            2001            2002
                                                       ------------    ------------    ------------    ------------
Basic:
  Net loss applicable to common stock ..............   $ (6,158,824)   $ (7,803,835)   $(37,156,116)   $(16,062,953)
  Weighted average common shares outstanding .......     29,411,463      99,669,943      25,760,477      84,672,567
                                                       ------------    ------------    ------------    ------------
Net Loss per common share ..........................   $      (0.21)   $      (0.08)   $      (1.44)   $      (0.19)
                                                       ============    ============    ============    ============
Diluted:
  Net loss applicable to common stock ..............   $ (6,158,824)   $ (7,803,835)   $(37,156,116)   $(16,062,953)
  Weighted average common shares outstanding .......     29,411,463      99,669,943      25,760,477      84,672,567
  Add: Net effect of dilutive potential shares .....             --              --              --              --
                                                       ------------    ------------    ------------    ------------
                                                         29,411,463      99,669,943      25,760,477      84,672,567
                                                       ------------    ------------    ------------    ------------
  Net Loss per share applicable to common stock ....   $      (0.21)   $      (0.08)   $      (1.44)   $      (0.19)
                                                       ============    ============    ============    ============

    For the nine months ended September 30, 2002, options to purchase 15,399,430 shares at a weighted average exercise price of $3.03, 79,873,750 shares of common stock to be issued upon the conversion of our Series D Preferred Stock at an effective conversion price of $0.12 per share, and warrants to purchase common shares at exercise prices in the following table were outstanding, but were not included in the computation of diluted earnings per share because the effect of these outstanding options, stock issuable upon conversion of Preferred Stock and warrants would be antidilutive.

                             UNDERLYING COMMON SHARES           EXERCISE PRICE
                             ------------------------           --------------
                                     500,000                      $    0.15
                                     224,500                           0.16
                                     559,000                           0.30
                                   3,208,005                           0.40
                                      40,000                           1.50
                                      59,029                          10.16
                                      43,164                          29.19
                                       3,943                          31.23
                                  ----------
                                   4,637,641
                                  ==========


    For the nine months ended September 30, 2001, options to purchase 13,484,338 shares at a weighted average exercise price of $5.62, 2,176,000 shares of common stock to be issued upon the conversion of the note issued to Hewlett-Packard, 7,534,000 shares of common stock to be issued upon the remaining conversion of our Series A

Preferred Stock at an effective conversion price of $0.9625 per share and warrants to purchase common shares at exercise prices in the following table were outstanding, but were not included in the computation of diluted earnings per share because the effect of these outstanding options, stock issuable upon conversion of debt and Preferred Stock and warrants would be antidilutive.

                  UNDERLYING COMMON SHARES           EXERCISE PRICE
                  ------------------------           --------------
                           40,000                      $    1.50
                          464,700                           2.75
                           66,667                           3.00
                        5,769,358                           3.75
                          883,391                           5.66
                           50,029                          10.16
                           43,164                          29.19
                            3,943                          31.23


4.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses at December 31, 2001 and September 30, 2002 consisted of the following:

                                                          DECEMBER 31,   SEPTEMBER 30,
                                                              2001           2002
                                                          ------------   ------------
Accounts payable ......................................   $  1,223,577   $    455,959
Accrued employee compensation .........................        844,372        751,611
Accrued lease, services and other, Hewlett-Packard ....        680,854             --
Accrued lease termination expenses, real estate .......        591,940             --
Accrued lease termination expenses, Hewlett-Packard ...      1,798,000             --
Other accrued expenses ................................        472,614        355,152
                                                          ------------   ------------
Total accounts payable and accrued liabilities ........   $  5,611,357   $  1,562,722
                                                          ============   ============

5.  INCOME TAXES

    We are required to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on our ability to generate sufficient taxable income in the future. We have recognized a full valuation allowance for the amount of net deferred tax assets at December 31, 2001 and September 30, 2002 since the Company resembles a development stage company and has no history of profitability.

6.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

    On March 25, 2002 we filed a prospectus supplement, pursuant to which, we offered 400 Shares of our Series C Convertible Preferred Stock and Warrants to purchase 2,166,672 shares of our common stock to SDS Merchant Fund, L.P. and other purchasers representing the second closing under our purchase agreement entered into on December 28, 2001. We completed this sale of Series C Convertible Preferred Stock on March 26, 2002. The Series C Convertible Preferred Stock, par value $.001 per share, was convertible into shares of our common stock in the manner, and upon the terms, provisions and conditions set forth in the Certificate of Designation of the Preferred Stock. The conversion price of the Series C Convertible Preferred Stock was subject to certain adjustments under the terms of the Certificate of Designation. The proceeds of $4.0 million from issuance of the Series C Convertible Participating Preferred Stock and Warrant issued was allocated to each instrument based on their relative fair values. Additionally, the Series C Convertible Preferred Stock included a beneficial conversion ratio at the issuance date. The fair value of the Warrants and the intrinsic value of the beneficial conversion ratio has been deemed a dividend to holders of the Preferred Stock and considered a non-cash dividend to the Series C Convertible Preferred Stock shareholders recorded during the first quarter of 2002 and has been included in the determination of net loss applicable to common stock for the nine months ended September 30, 2002.

    On September 30, 2002, all outstanding shares of Series B and Series C Preferred Stock and accumulated, unpaid dividends were exchanged for 513 shares of our Series D Preferred Stock with a face value of $6,150,000.

Additionally, in accordance with the Purchase Agreement, the holders of the Series B and Series C Preferred Stock were issued warrants to purchase 25.6 million shares of common stock which were exercised immediately at a nominal exercise price of $0.001.

7.  SERIES D CONVERTIBLE PREFERRED STOCK

    On September 30, 2002 we completed the first of two closings for the sale of $4.5 million of Series D Convertible Preferred Stock to SDS Merchant Fund, L.P. and other purchasers. The first closing resulted in proceeds of $3,434,850 and the issuance of 286 shares of Series D Preferred Shares. Each share of Series D Convertible Preferred Stock has a face value of $12,000 and is convertible into our Common stock at $0.12 per share. At the time of the first closing all outstanding shares of Series B and Series C Redeemable Convertible Preferred Stock and accumulated, unpaid dividends were exchanged for 513 shares of our Series D Convertible Preferred Stock with a face value of $6,150,000.

    Additionally, in accordance with the Purchase Agreement, we issued warrants to purchase 50,000 shares of our common stock for each share of Series D Convertible Preferred Stock issued including the issuance of warrants to purchase 25.6 million common shares to holders of the Series B and Series C Preferred Stock. On September 30, 2002, we issued warrants to purchase a total
39.9 million shares of common stock which were exercised immediately at a nominal exercise price of $0.001.

     The Series D Convertible Preferred Stock, par value $.001 per share, is convertible into shares of our common stock in the manner, and upon the terms, provisions and conditions set forth in the Certificate of Designation of the Preferred Stock. The conversion price of the Series D Convertible Preferred Stock is subject to certain adjustments under the terms of the Certificate of Designation. The proceeds from issuance of the Series D Convertible Preferred Stock and Warrant issued and the fair value of the warrants issued to the holders of the Series B and Series C Preferred Stock has been allocated to each instrument based on their relative fair values. Additionally, the Series D Convertible Preferred Stock includes a beneficial conversion ratio at the issuance date. The fair value of the Warrants and the intrinsic value of the beneficial conversion ratio has been deemed a dividend to holders of the Preferred Stock and considered a non-cash dividend to the Series D Convertible Preferred Stock shareholders recorded during the third quarter of 2002 and has been included in the determination of net loss applicable to common stock for the three and nine months ended September 30, 2002.

    The second closing of approximately 112 shares of Series D Convertible Preferred Stock is contingent upon the effectiveness of the registration statement covering the underlying common shares. The second closing is expected to yield proceeds to the company of approximately $1.26 million.

8.  TRANSACTIONS WITH HEWLETT-PACKARD

    In November 2001, we entered into a lease let-out agreement with Hewlett-Packard which provides for our continued obligation for certain assets leased from Hewlett-Packard under operating leases. These assets were not being used by the Company. The total lease obligation of $1.8 million was accrued at December 31, 2001. During September 2002, we entered into a Second Global Amendment Agreement with Hewlett-Packard. Under this agreement, we agreed to pay Hewlett-Packard $350,000 and to issue to Hewlett-Packard 2.0 million shares of our common stock in exchange for forgiveness of approximately $2.1 million representing all amounts outstanding, including the lease let-out entered into in 2001. This agreement resulted in recording an extraordinary gain of $1.6 million for the extinguishment of debt recorded for the three and nine month periods ended September 30, 2002. The gain represents the outstanding amounts less the cash paid and the fair value of the common shares issued. Additionally, we modified the payment terms under an existing lease for equipment under lease which is recorded as a capital lease at September 30, 2002. The modified terms require payments totaling $480,000 over a period of 24 months.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Statements of our management's intentions, beliefs, anticipations, expectations and similar expressions concerning future events or outcomes contained in this Report constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Any forward-looking statements are made by us in good faith, pursuant to the safe-harbor provisions of the Reform Act. As with any future event or outcome, we cannot assure you that the events or outcomes described in forward-looking statements made in this Report will occur or that the results of future events or outcomes will not vary materially from those described in the forward-looking statements. These forward-looking statements reflect our management's current views and projections regarding economic conditions, industry environments and our performance. Important factors that could cause our actual performance and operating results to differ materially from the forward-looking statements include, but are not limited to, changes in the general level of economic activity in the markets served by us, introduction of new products or services by competitors, sales performance, expense levels, interest rates, changes in our financial condition, availability and terms of capital sufficient to support our current and anticipated level of activity, delays in implementing further enhancements to our services and our ability to implement our business strategies.

    Our expectations with respect to future results of operations that may be embodied in oral and written forward-looking statements, including any forward-looking statements that may be included in this Report, are subject to risks and uncertainties that must be considered when evaluating the likelihood of our realization of such expectations. Our actual results could differ materially. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Additional Factors That May Affect Future Results."


OVERVIEW

    We provide subscription-based, business-to-business electronic commerce services that enable food industry participants to efficiently manage their highly complex supply chain information. Our core service, syncLink(SM), allows manufacturers, wholesalers, distributors, sales agencies (such as food brokers), retailers and foodservice operators to communicate and synchronize item, price and promotion information in a more cost-effective and accessible way than has been possible using traditional electronic and paper-based methods. Our additional services, which are all built on the syncLink foundation, include distribuLink(SM) for chain pricing data and the viaLink Partner Package, our advanced e-business practices product suite.

    We were originally formed in 1985 as Applied Intelligence Group, Inc. From inception, our operations consisted primarily of consulting services related to the planning, designing, building and installation of computerized information management systems and computerized checkout or point-of-sale systems in the retail and distribution industry. We also provided a Web-based human resource recruiting application.

    In 1993, we began the design and development of viaLink, an Internet-based subscription service to complement our existing consulting business. We introduced our syncLink service, formerly marketed and sold as Item Catalog, in January 1997. In 1998, we made the strategic decision to focus primarily on our viaLink services. As a result, we sold our management consulting and systems integration assets to The NetPlex Group, Inc. in September 1998 and changed our name to The viaLink Company in October 1998. In December 1998, we sold ijob, our wholly-owned subsidiary which operated our Web-based human resources recruiting application, to DCM Company.

RESULTS OF OPERATIONS

    Comparison of Third Quarter 2001 ("2001") to Third Quarter 2002 ("2002")

    Revenues. Our revenues are comprised of revenues for subscriptions to our services and implementation revenues. The following table sets forth for the periods indicated the components of revenue included in our consolidated statements of operations:


                           2001           2002
                       ------------   ------------
Revenues:
  Subscription .....   $    415,685   $    739,470
  Implementation ...        329,254        375,481
                       ------------   ------------
  Total revenues ...   $    744,939   $  1,114,951
                       ============   ============

    Subscription revenues have increased 78% from 2001 to 2002. This increase is due to increases in the number of subscribers to our services and increases in our subscription rates. Subscription revenue growth is dependent upon the number of subscribers to our services and how many trading partners with which they are exchanging data ("connections"). Continued growth is dependent upon increasing the number of connections between our existing customers and adding new customers. The rate at which the connections increase can vary significantly from customer to customer depending upon each customer's deployment strategies. Historically, our retailer customers have been able to better assist us in increasing the number of connections. During 2001, we signed agreements with Winn Dixie, Meijer, and Target Stores. During 2002, we signed an agreement with Exxon-Mobil, expanded our relationship with Target and we have signed 5 other retailers. Each of these retailers has increased or is expected to increase the number of connections with our supplier customers when comparing 2002 to 2001. As we add additional retailer customers we expect continued increases in the number of supplier customers purchasing implementation and subscription services. Our current pricing for retailers ranges from $25 per supplier per month for a small retailer and a flat rate of up to $30,000 per month for the largest retailers. Our pricing for suppliers ranges from $25 up to $5,000 per retailer connection per month. Our implementation revenues increased from 2001 to 2002 due to a increase in the number of implementations completed during each quarter. However, we have been able to decrease the implementation services required for each customer which is resulting in decreased implementation revenues per customer. This decrease in services required for each customer lowers the initial costs for the customer and is resulting in increased numbers of customers purchasing our services and also accelerates the opportunity for subscription revenues.

    Customer Operations. Customer operations expense consists of personnel costs associated with implementation, consulting and other services and costs of operating, maintaining and accessing our technical operations and hosting facilities. Customer operations expense also includes the cost of providing support and maintenance to customers. Our customer operations expense decreased from $1.2 million in 2001 to $1.1 million in 2002. This decrease is due primarily to decreased personnel and contract labor costs from our cost reduction efforts in late 2001 offset in part by increases in expenses from our operations platform at Hewlett-Packard. Our customer operations team consisted of 21 people at September 30, 2002. The costs for our operating platform are generally fixed and represent the operating capacity necessary for expected growth through 2002 and 2003. We expect customer operations expenses to increase only in response to increased demand for our implementation and customer support services.

    Development. Development expense includes personnel and contract labor costs and professional fees incurred for product development, enhancements, upgrades, quality assurance and testing. Our development expenses decreased from $1.1 million in 2001 to $0.5 million in 2002. This decrease is due to decreased use of service providers to provide development resources and decreases in personnel costs. Our development team consisted of 9 people at September 30, 2002. We are continuously undertaking various projects to expand the functionality of our services and we expect the continuance of these expenses for the foreseeable future.

    Selling and Marketing. Selling and marketing expense consists primarily of personnel costs, travel, promotional events, including trade shows, seminars and technical conferences, advertising and public relations programs. Selling and marketing expense decreased from $1.4 million in 2001 to $0.6 million in 2002. During 2001, we incurred $0.3 million in advertising, promotion and professional fees to increase the awareness of our viaLink services including the design and production of sales collateral, media insertion costs and participation in industry trade shows. During 2002, we incurred less than $0.1 million in advertising, promotion and professional fees to promote our services. Our sales and marketing team included 14 people at September 30, 2002.

    General and Administrative (G&A). G&A expense consists primarily of the personnel and other costs of the finance, human resources, administrative and executive departments and the fees and expenses associated with legal, accounting and other services. G&A expense decreased from $2.6 million in 2001 to $1.6 million in 2002. This decrease in G&A expense is attributable to a decrease of $0.2 million in employee compensation from 2001 to 2002 and decreases in substantially all types of expenses as part of our cost reduction efforts. G&A expense for 2001 includes $1.2 million in expenses recorded in connection with our office closure and certain severance agreements with employees that were terminated. G&A expense for 2002 includes $0.7 million in non-cash stock compensation expense recorded for shares issued to terminate employment agreements and $0.3 million for certain severance agreements with employees that were terminated.

    Depreciation and Amortization. Depreciation and amortization expense decreased from $0.4 million in 2001 to $0.3 million in 2002. This decrease reflects the complete depreciation of certain long-lived assets and decreases in capital expenditures in 2001 and 2002.

    Interest Expense, Net. Interest expense, net, of approximately $0.1 million in 2001 represents interest accrued on the unpaid portion of our convertible note with Hewlett-Packard. The note payable was extinguished in November 2001.

    Extraordinary gain on extinguishment of debt with Hewlett-Packard. During September 2002, we entered into a Second Global Amendment Agreement with Hewlett-Packard under which we agreed to pay Hewlett-Packard $350,000 and to issue to Hewlett-Packard 2.0 million shares of our common stock in exchange for forgiveness of approximately $2.1 million representing all amounts outstanding, current and deferred, under certain equipment leases. This agreement resulted in recording an extraordinary gain of $1.6 million for the extinguishment of debt recorded for the three and nine month periods ended September 30, 2002. The gain represents the outstanding amounts less the cash paid and the fair value of the common shares issued.

    Dividends on Preferred Stock. Dividends on Preferred Stock includes the allocation of the proceeds received to the warrants issued and beneficial conversion features of our Preferred Stock issued during the respective periods. During 2001, $2.1 million was recorded with the issuance of our Series A Preferred Stock. During 2002, $6.4 million was recorded with the issuance of our Series D Convertible Preferred Stock. Additionally, stated dividends were accrued from each date of issuance through conversion on the Series B Preferred Stock. The Series C Preferred Stock did not provide for stated dividends. The Series D Convertible Preferred Stock accrues dividends at 8% per annum and increases to 12% on January 1, 2004.

    Comparison of the Nine Months Ended September 30, 2001 ("2001") to the Nine Months Ended September 30, 2002 ("2002")

    Revenues. Our revenues are comprised of revenues for subscriptions to our services and implementation revenues. The following table sets forth for the periods indicated the components of revenue included in our consolidated statements of operations:


                             2001           2002
                         ------------   ------------
Revenues:
  Subscription .......   $    870,578   $  2,074,815
  Implementation .....      1,831,336      1,104,309
                         ------------   ------------
  Total revenues .....   $  2,701,914   $  3,179,124
                         ============   ============

    Subscription revenues have increased 138% from 2001 to 2002. This increase is due to increases in the number of subscribers to our services and increases in our subscription rates. Subscription revenue growth is dependent upon the number of subscribers to our services and how many trading partners with which they are exchanging data ("connections"). Continued growth is dependent upon increasing the number of connections between our existing customers and adding new customers. The rate at which the connections increase can vary significantly from customer to customer depending upon each customer's deployment strategies. Historically, our retailer customers have been able to better assist us in increasing the number of connections. Our implementation revenues decreased from 2001 to 2002 due to a decrease in the number of large implementation projects completed during each period, particularly in early 2001. Additionally we have been able to decrease the implementation services required for each customer which is resulting in decreased implementation revenues per customer. The decrease in services required for each customer lowers the initial costs for the customer and is resulting in increased numbers of customers purchasing our services and also accelerates the opportunity for subscription revenues.

    Customer Operations. Customer operations expense consists of personnel costs associated with implementation, consulting and other services and costs of operating, maintaining and accessing our technical operations and hosting facilities. Customer operations expense also includes the cost of providing support and maintenance to customers. Our customer operations expense decreased from $6.3 million in 2001 to $4.0 million in 2002. This decrease is due primarily to decreased personnel and contract labor costs from our cost reduction efforts in late 2001 offset in part by increases in expenses from our operations platform at Hewlett-Packard.

    Development. Development expense includes personnel and contract labor costs and professional fees incurred for product development, enhancements, upgrades, quality assurance and testing. Our development expenses decreased from $4.0 million in 2001 to $1.7 million in 2002. This decrease is due to decreased use of service providers to provide development resources and decreases in personnel costs. Development expense in 2001 includes $0.5 million of non-cash service costs for the amortization of a portion of the fair value of the warrants and options issued to alliance partners and other service providers reflecting the development efforts provided during 2001.

    Selling and Marketing. Selling and marketing expense consists primarily of personnel costs, travel, promotional events, including trade shows, seminars and technical conferences, advertising and public relations programs. Selling and marketing expense decreased from $6.2 million in 2001 to $1.8 million in 2002. During 2001, we incurred $1.8 million in advertising, promotion and professional fees to increase the awareness of our viaLink services including the design and production of sales collateral, media insertion costs and participation in industry trade shows. During 2002, we incurred less than $0.1 million in advertising, promotion and professional fees to promote our services. Additionally, selling and marketing expense includes $0.5 million of non-cash service costs in 2001 for the amortization of a portion of the fair value of the warrants and options issued to alliance partners and other service providers reflecting the selling and marketing efforts provided.

    General and Administrative (G&A). G&A expense consists primarily of the personnel and other costs of the finance, human resources, administrative and executive departments and the fees and expenses associated with legal, accounting and other services. G&A expense decreased from $5.7 million in 2001 to $2.7 million in 2002. This decrease in G&A expense is attributable to several factors: a) decrease of $0.5 million in employee compensation from 2001 to 2002;
b) decrease of $0.2 million in legal and other professional fees; and c) a decrease of $0.6 million in recruiting fees and relocation of our offices from Edmond, Oklahoma to Dallas, Texas. G&A expense for 2001 includes $1.2 million in expenses recorded in connection with our office closure and certain severance agreements with employees that were terminated. G&A expense for 2002 includes $0.7 million in non-cash stock compensation expense recorded for shares issued to terminate employment agreements and $0.3 million for certain severance agreements with employees that were terminated. Additionally, G&A expense for 2002 includes the reversal of $0.4 million of expense recorded in the third quarter of 2001 for the abandonment of our lease for our previous headquarters in Oklahoma City.

    Depreciation and Amortization. Depreciation and amortization expense decreased from $1.2 million in 2001 to $1.0 million in 2002. This decrease reflects the complete depreciation of certain long-lived assets and decreases in capital expenditures in 2001 and 2002.

    Interest Expense, Net. Interest expense, net, of approximately $0.3 million in 2001 represents interest accrued on the unpaid portion of our convertible note with Hewlett-Packard. The note payable was extinguished in November 2001.

    Extraordinary gain on extinguishment of debt with Hewlett-Packard. During September 2002, we entered into a Second Global Amendment Agreement with Hewlett-Packard under which we agreed to pay Hewlett-Packard $350,000 and to issue to Hewlett-Packard 2.0 million shares of our common stock in exchange for forgiveness of approximately $2.1 million representing all amounts outstanding, current and deferred, under certain equipment leases. This agreement resulted in recording an extraordinary gain of $1.6 million for the extinguishment of debt recorded for the three and nine month periods ended September 30, 2002. The gain represents the outstanding amounts less the cash paid and the fair value of the common shares issued.

    Extraordinary loss on modification of debt with Hewlett-Packard. In April 2001, Hewlett-Packard converted $3.8 million of their secured convertible promissory note into 2.2 million shares of our common stock. In connection with this conversion we modified certain terms of the secured convertible promissory note for the remaining balance equal to $3.8 million. The modified note provides for: a) a decrease in the stated interest rate to 6.0% per year; b) a cash payment of $275,104 representing a closing fee; c) principal and interest payments payable in twelve monthly installments of $326,094 beginning January 1, 2002 and a maturity date of February 1, 2003. In connection with the conversion and the modification of the note, we issued Hewlett-Packard warrants to purchase 1,384,658 shares of common stock at a purchase price of $3.75 per share. These transactions with Hewlett-Packard resulted in an extraordinary loss of approximately $2.9 million recorded in the second quarter of 2001. The extraordinary loss represents the excess of the fair value of the modified secured convertible promissory note and warrants issued over the $3.8 million recorded value of the remaining portion of the convertible debt at the time of the modification in accordance with the requirements of EITF 96-19, "Debtor's Accounting for a modification or Exchange of Debt Instruments."

    Dividends on Preferred Stock. Dividends on Preferred Stock includes the allocation of the proceeds received to the warrants issued and beneficial conversion features of our Preferred Stock issued during the respective periods. During 2001, $12.8 million was recorded with the issuance of our Series A Preferred Stock. During 2002, $3.2 million was recorded with the issuance of $4.0 million of our Series C Preferred Stock and $6.4 million was recorded with the issuance of our Series D Convertible Preferred Stock. Additionally, stated dividends were accrued from each date of issuance through conversion on the Series A and Series B Preferred Stock. Dividends accrued on the Series A Preferred Stock were paid in-kind with common shares at the time of conversion during 2001. Dividends were accrued on the Series B Preferred stock through conversion on September 30, 2002. The Series C Preferred Stock did not provide for stated dividends. The Series D Convertible Preferred Stock accrues dividends at 8% per annum and increases to 12% on January 1, 2004.

LIQUIDITY AND CAPITAL RESOURCES

    Our principal potential sources of liquidity are cash on hand, cash generated from operations and cash provided from financing activities. As of September 30, 2002, we had cash and cash equivalents of $2.2 million.

    During the nine months ended September 30, 2002, we used $7.7 million in operating activities compared to using $15.3 million during the nine months ended September 30, 2001. Cash used in operating activities during 2002 reflects a net loss of $6.4 million. Cash used in operating activities also reflects $1.4 million of depreciation and amortization, $0.7 million of non-cash stock compensation, $1.6 million for the non-cash extraordinary gain on extinguishment of debt, $0.4 million for the non-cash termination of lease obligation and a $1.3 million in cash used in other working capital changes.

    During the nine months ended September 30, 2002, we used approximately $0.2 million in investing activities reflecting capital expenditures compared to capital expenditures of approximately $0.5 million in 2001.

    During the nine months ended September 30, 2002, financing activities provided net cash of $7.3 million, primarily the result of the issuance of 400 shares of Series C Preferred Stock, 799 shares of Series D Convertible Preferred stock and 11.8 million shares of our common stock for warrants exercised, less offering and registration costs of $0.5 million.

    During the second quarter of 2001, the company commenced implementation of a cost cutting program. Initiatives included the closing of offices in Edmond, Oklahoma and Chicago, Illinois, a voluntary 25 percent base pay deferral and bonus elimination by senior management, realignment of development expenses in conjunction with customers' near-term implementation schedules and lower vendor service costs.

    During the third quarter of 2001, the company continued its efforts to reduce its cost structure. The reductions included a reduction in the then current workforce of approximately 45 percent, salary reductions for remaining employees, including additional salary reductions by senior management, and expense reductions including travel, administrative and vendor service costs. As a result of these changes, the gross cash operating expenses were decreased to approximately $1.0 million per month (excluding non-cash items) during late 2001.

    During the third quarter and into the fourth quarter of 2002, the company has taken and continues to take additional measures to reduce its cost structure. The reductions have included reductions at the executive level, negotiations with significant vendors and other expense reductions including travel, administrative and vendor service costs. As a result of these changes, the gross cash operating expenses have decreased to approximately $0.8 million per month (excluding non-cash items) for the fourth quarter of 2002 and into early 2003.

    We have incurred operating losses and negative cash flow in the past and expect to incur operating losses and negative cash flow through 2002. Our spending may increase in the future for further technology and product development and other technology and database costs. We also expect increases in customer operations expense to outsource implementation resources which will be incurred after corresponding increases in contracted implementation revenues.

    Our independent auditors have issued their Independent Auditors' Report on the Company's consolidated financial statements for the fiscal year ended December 31, 2001 with an explanatory paragraph regarding the Company's ability to continue as a going concern. We have generated net losses for the years ended December 31, 1999, 2000 and 2001 and have generated an accumulated deficit of $83.6 million as of September 30, 2002. We have incurred operating losses and negative cash flow in the past and expect to incur operating losses and negative cash flow for the remainder of 2002. During the second quarter of 2001 we began to experience delays in signing small supplier customers which were an important component of our expected implementation revenues for the second quarter of 2001 and these delays have continued into 2002. These efforts are a part of our retailer 'community development' activities. We continue to pursue sales efforts with the small suppliers and still believe that they will become subscribers to our services. Due to these delays, we have focused our sales efforts on larger customers, each of which could have a greater incremental effect on increasing subscription revenues. An increase in the number of larger customers is critical to generating positive cash flow from operations.

    We believe that our cash, cash equivalents and the expected proceeds from the second closing of our sale of Series D preferred stock will be sufficient to meet our cash flow needs through the middle of 2003. However, we may need to raise additional capital if (a) we are unable to maintain our projected level of spending, (b) we are unable to manage our working capital requirements or (c) we experience a lack of revenue growth due to delayed or less than expected market acceptance of our viaLink services. If we are required to raise additional capital there can be no assurance as to whether, when or the terms upon which any such capital may be obtained. Any failure to obtain an adequate and timely amount of capital on commercially reasonable terms could have a material adverse effect on our business, financial condition and results of operations, including our viability as an enterprise.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In September 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

    The Company adopted the provisions of Statement 141 in June 2001 and adopted the provisions of SFAS No. 142 in January 2002. Any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination will not be amortized, but will continue to be evaluated for impairment. The adoption of SFAS No. 142 did not have any significant impact on our financial condition or results of operations.

    In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company will adopt SFAS No. 143 in fiscal year 2003. The Company does not expect the adoption of SFAS No. 143 to have any significant impact on our financial condition or results of operations.

    In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company adopted SFAS No. 144 in January 2002. The adoption of SFAS No. 144 did not have any significant impact on our financial condition or results of operations.

    In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This pronouncement addresses the financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under SFAS No. 146, liabilities for costs associated with an exit or disposal activity are to be recognized when the liability is incurred. Under EITF Issue No. 94-3, liabilities related to exit or disposal activities were recognized when an entity committed to an exit plan. In addition, SFAS No. 146 establishes that the objective for the initial measurement of the liability is fair value. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. We are currently evaluating the impact this pronouncement will have on our future consolidated financial results but do not believe they will be material.

ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS

    You should carefully consider these factors that may affect future results, together with all of the other information included in this Form 10-QSB, in evaluating our business. The risks and uncertainties described below are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us.

    Keep these risks in mind when you read "forward-looking" statements elsewhere in this Form 10-QSB. These are statements that relate to our expectations for future events and time periods. Generally, the words "anticipate," "expect," "intend," and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements. Please see "Special Cautionary Note Regarding Forward-Looking Statements" below in this Item 2.


WE MAY BE UNABLE TO OBTAIN THE ADDITIONAL CAPITAL REQUIRED TO SUSTAIN AND GROW OUR BUSINESS

    We intend to continue our investment in and development of our services and technology. We have incurred operating losses and negative cash flow in the past and expect to incur operating losses and negative cash flow in the future. Our ability to fund our planned working capital and capital expenditures will depend largely upon our ability to obtain sufficient capital. Our future capital requirements will depend on a number of factors, including our:

    o Services achieving market acceptance;

    o Services producing a sustainable revenue stream;

    o Working capital requirements; and

    o Level of our investment in and development of our services and technology.

    We may not be able to obtain the additional capital resources necessary to satisfy our cash requirements or to implement our growth strategy successfully. If we obtain additional capital, we cannot be certain that it will be on favorable terms. If we cannot obtain adequate additional capital resources, we will be forced to curtail our planned business expansion, sell or merge our business, or commence bankruptcy proceedings. We may also be unable to fund our ongoing operations, including investment in and development of our services and technology, expansion of our sales and marketing activities.


IF OUR VIALINK SERVICES FAIL TO GAIN MARKET ACCEPTANCE, OUR BUSINESS WILL BE MATERIALLY ADVERSELY AFFECTED.

    We will derive virtually all of our revenues for the foreseeable future from implementation fees and subscription revenues from our viaLink services. We are just beginning to generate a significant amount of revenues from these services.

A number of factors will determine whether our services achieve market acceptance, including:

    o Performance and functionality of our services;

    o Ease of implementation and integration;

    o Satisfaction of our initial subscribers; and

    o Success of our marketing efforts.

    If market acceptance develops more slowly than expected, our business, operating results and financial condition will be seriously damaged.

OUR SUCCESS IS DEPENDENT UPON A CRITICAL MASS OF RETAILERS AND SUPPLIERS SUBSCRIBING TO OUR SERVICES.

    Our success depends on a significant number of retailers subscribing to and using our services and linking with manufacturers, wholesalers and distributors over the Internet through syncLink and sbtLink. We cannot predict if, or when, a significant number of manufacturers, suppliers and retailers will subscribe to our services. To encourage purchasers to subscribe to and use our services, we must offer a broad range of product, price and promotion information from a large number of suppliers through our syncLink service. However, to attract suppliers to subscribe to syncLink, we must increase the number of retailers who use our services. If we are unable to quickly build a critical mass of retailers and suppliers, we will not be able to benefit from a network effect where the value of our services to each subscriber significantly increases with the addition of each new subscriber. Our inability to achieve this network effect would reduce the overall value of our services to retailers and suppliers and, consequently, would harm our business.

OUR SALES CYCLE CAUSES UNPREDICTABLE VARIATIONS IN OUR OPERATING RESULTS.

    Our sales cycle has been and may continue to be unpredictable. Our sales cycle is also subject to delays because we have little or no control over customer-specific factors, including customers' budgetary constraints and internal acceptance procedures. Consequently, we may spend considerable time and expense providing information to prospective customers about the use and benefits of our services without generating corresponding revenue. The length of the sales pursuit makes it difficult to accurately forecast the quarter in which our implementation and subscription services will occur. This may cause our revenues from those services to be delayed from the expected quarter to a subsequent quarter or quarters or to vary from quarter to quarter. Furthermore, there is substantial uncertainty as to when particular sales efforts will begin to generate revenues. As a result, our revenues and results of operations in any quarter may not meet market expectations or be indicative of future performance and it may be difficult for you to evaluate our prospects or to estimate the value of the Company.

WE HAVE A HISTORY OF OPERATING LOSSES AND EXPECT FUTURE OPERATING LOSSES.

    We have a history of operating losses, and we expect to incur net losses in 2002. We incurred net losses of approximately $12.6 million in 1999, $39.1 million in 2000 and $24.5 million in 2001. As of September 30, 2002, we had an accumulated deficit of approximately $83.6 million representing the sum of our historical net losses. We continue to expend significant resources to aggressively develop and market our services. While we continue to increase our optimism regarding our prospects, there is a possibility that we may never generate sufficient revenues to achieve or sustain profitability or generate positive cash flow.

WE HAVE RECEIVED A "GOING CONCERN" OPINION FROM OUR INDEPENDENT AUDITORS.

    Our independent auditors have modified their report on our consolidated financial statements for the fiscal year ended December 31, 2001, with an explanatory paragraph regarding our ability to continue as a going concern. Such an opinion by our independent auditors may impact our dealing with third parties, such as customers, suppliers and creditors, because of concerns about our financial condition. Any such impact could have a material adverse effect on our business, operating results and financial condition.

WE DEPEND ON SUPPLIERS FOR THE SUCCESS AND ACCURACY OF OUR SERVICES.

    We depend on suppliers to subscribe to our services in sufficient and increasing numbers to make our services attractive to retailers and, consequently, other suppliers. In order to provide retailers accurate data, we rely on suppliers to update their item, price and promotion information stored in our database. We cannot guarantee that the item, price and promotion information available from our services will always be accurate, complete and current, or that it will comply with governmental regulations, such as those relating to pricing alcohol and liquor or nutritional guidelines. Incorrect information could expose us to liability if it harms users of our services or result in decreased adoption and use of our services.

OUR CUSTOMER BASE IS CONCENTRATED AND OUR SUCCESS DEPENDS IN PART ON OUR ABILITY TO RETAIN EXISTING CUSTOMERS AND SUBSCRIBERS.

    If one or more of our major customers were to substantially reduce or terminate their use of our services, our business, operating results and financial condition would be harmed. In 2001, we derived 33% of our total revenues from our five largest customers. Our largest customer in 2001 accounted for approximately 9% of our total revenues. The amount of our revenues attributable to specific customers is likely to vary from year to year. We do not have long-term contractual commitments with any of our current subscribers, and our subscribers may terminate their contracts with little or no advance notice and without significant penalty. As a result, we cannot be certain that any of our current subscribers will be subscribers in future periods. A subscriber termination would not only result in lost revenue, but also the loss of subscriber references that are necessary for securing future subscribers. During 2002, certain subscribers have terminated their subscription agreements for our services and have resulted in lost revenues from those subscribers. These terminations could result in future terminations of our agreements with other subscribers to our services.

WE ARE DEPENDENT UPON THE OPERATION OF HEWLETT-PACKARD'S DATA CENTER FOR THE TIMELY AND SECURE DELIVERY OF OUR SERVICES.

    We use Hewlett-Packard's data center as the host for our services. We are dependent on our continued relationship with Hewlett-Packard and on their data center for the timely and secure delivery of our services. If Hewlett-Packard's data center fails to meet our expectations in terms of reliability and security, or if Hewlett-Packard, as our largest vendor, withdraws its support, our ability to deliver our services will be seriously harmed, resulting in the potential loss of customers and subscription revenue. Furthermore, if our relationship with Hewlett-Packard were terminated, we would be forced to find another service provider to host our services. Our current service agreement with HP, as extended, expires on May 31, 2003. We are currently negotiating its renewal. We believe we will renew the service agreement upon satisfactory terms and conditions, but if we are unsuccessful we would have to relocate our equipment out of the HP facility in Atlanta into another service provider's facility. While we believe other providers are available to us at comparable prices for comparable services, until we have signed a definitive agreement, either with HP or with an alternative service provider, there will be a risk that we will incur greater cost in obtaining this service.

WE EXPECT TO FACE INCREASED COMPETITION. IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, OUR BUSINESS WILL BE HARMED.

    Currently, we do not know of any direct competition for our electronic commerce services. However, we believe direct competition for our services will develop and increase in the future. If we face increased competition, we may not be able to sell our viaLink services on terms favorable to us. Furthermore, increased competition could reduce our market share or require us to reduce the price of our services.

    To achieve market acceptance and thereafter to increase our market share, we will need to continually develop additional services and introduce new features and enhancements. Our potential competitors may have significant advantages over us, including:

    o Significantly greater financial, technical and marketing resources;

    o Greater name recognition;

    o Broader range of products and services; and

    o Larger customer bases.

    Consequently, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements.

WE MUST ADAPT TO TECHNOLOGY TRENDS AND EVOLVING INDUSTRY STANDARDS TO REMAIN COMPETITIVE.

    The Web-based electronic commerce market is characterized by rapid changes due to technological innovation, evolving industry standards and changes in subscriber needs. Our future success will depend on our ability to continue to develop and introduce a variety of new services and enhancements that are responsive to technological change, evolving industry standards and customer requirements on a timely basis. We cannot be certain that technological developments and products and services our competitors introduce will not cause our existing services, and new technologies in which we invest, to become obsolete.

OUR PREVIOUS AND CURRENT COST REDUCTION EFFORTS COULD CONTINUE TO STRAIN OUR RESOURCES.

    Our cost reduction efforts place significant demands on our management and operational resources. We may not be able to maintain and grow our business at our current reduced staffing levels. Additionally, our failure to retain the highly trained technical personnel that are essential to our product development, marketing, service and support may limit the rate at which we can generate revenue and develop new products or product enhancements. In order to manage our growth effectively, we must implement and improve our operational systems, procedures and controls on a timely basis. If we fail to implement and improve these systems, our business, operating results and financial condition may be materially adversely affected.

AS PART OF OUR COST REDUCTION IN 2001, THE COMPENSATION OF NEARLY EVERY EMPLOYEE WAS REDUCED, AND WE MAY NOT BE ABLE TO RETAIN EMPLOYEES AT CURRENT COMPENSATION LEVELS.

    We started 2001 with 135 full-time employees and 20 contract workers who were engaged on viaLink projects on a full-time basis. As of November 8, 2002, we had 58 full-time employees and no contract workers. Most current full-time employees are being compensated at rates from 10% to 15% less than in 2001, and members of management have foregone bonus payments of up to 50% of base compensation and have reduced compensation from 10% to 40%. At these reduced rates it is unlikely we will be able to retain all current employees and officers.


THE PRICE OF OUR COMMON STOCK MAY DECLINE DUE TO SHARES ELIGIBLE FOR FUTURE
SALE.

    Sales of a substantial number of shares of common stock, or even the potential for such sales, could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of equity securities. As of November 8, 2002, we had outstanding 157,297,775 shares of common stock. These shares are freely tradable without restriction or further registration under the Securities Act unless purchased by our "affiliates.

    Furthermore, an additional:

    o 4,637,641 shares of common stock are issuable upon the exercise of currently outstanding warrants;

    o 79,874,000 shares of common stock are issuable upon the conversion of currently outstanding preferred stock.

    Substantially all shares issued following the exercise of these options or warrants will be freely tradable. The shares issued following the conversion of the preferred stock will be freely tradable upon completion of the registration of such shares.

--------------------------------------------------------------------------------

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

CONVERTIBLE PREFERRED STOCK.

    Our Series D Convertible Preferred Stock, is comprised of an aggregate of 799 originally issued shares, is convertible at the option of the company, into shares of our common stock. The conversion price is $0.12 per share, however the conversion price is subject to certain antidilution provisions. At September 30, 2002, the outstanding shares of Series D Preferred, upon conversion, would require us to issue 79.9 million shares of our common stock.

--------------------------------------------------------------------------------

                          PART II -- OTHER INFORMATION


                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Form 10-QSB contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue" and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the sections captioned "Additional Factors That May Affect Future Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as any cautionary language in this Form 10-QSB, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

    On March 25, 2002 we filed a prospectus supplement, pursuant to which, we offered 400 Shares of our Series C Convertible Preferred Stock and Warrants to purchase 2,166,672 shares of our common stock to SDS Merchant Fund, L.P. and other purchasers representing the second closing under our purchase agreement entered into on December 28, 2001. We completed this sale of Series C Preferred Stock on March 26, 2002. The Series C Convertible Preferred Stock, par value $.001 per share, is convertible into shares of our common stock in the manner, and upon the terms, provisions and conditions set forth in the Certificate of Designation of the Preferred Stock. The conversion price of the Series C Convertible Preferred Stock is subject to certain adjustments under the terms of the Certificate of Designation.

    On September 30, 2002 we completed the first of two closings for the sale of $4.5 million of our Series D Convertible Preferred Stock to SDS Merchant Fund, L.P. and other purchasers. The first closing resulted in proceeds of $3,434,850 and the issuance of 286 shares of Series D Preferred Shares. Each share of Series D Convertible Preferred Stock has a face value of $12,000 and is convertible into our Common stock at $0.12 per share. At the time of the first closing all outstanding shares of Series B and Series C Redeemable Convertible Preferred Stock and accumulated, unpaid dividends were exchanged for 513 shares of our Series D Convertible Preferred Stock with a face value of $6,150,000.

    Additionally, in accordance with the Purchase Agreement, we issued warrants to purchase 50,000 shares of our common stock for each share of Series D Convertible Preferred Stock issued including the issuance of warrants to purchase 25.6 million common shares to holders of the Series B and Series C Preferred Stock. On September 30, 2002, we issued warrants to purchase a total
39.9 million shares of common stock which were exercised immediately at a nominal exercise price of $0.001.

     The Series D Convertible Preferred Stock, par value $0.001 per share, is convertible into shares of our common stock in the manner, and upon the terms, provisions and conditions set forth in the Certificate of Designation of the Preferred Stock. The conversion price of the Series D Convertible Preferred Stock is subject to certain adjustments under the terms of the Certificate of Designation. The second closing of approximately 112 shares of Series D Convertible Preferred Stock is contingent upon the effectiveness of the registration statement covering the underlying common shares. The second closing is expected to yield proceeds to the company of approximately $1.26 million.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

    (a) Exhibits

    The following instruments are included as exhibits to the report. Exhibits incorporated by reference are so indicated.

                EXHIBIT
                NUMBER         DESCRIPTION
                               None.


    (b) Reports on Form 8-K.

    The Registrant filed a Current Report on Form 8-K, dated August 21, 2002, reporting pursuant to Item 5 of such Form that Robert I. Noe, President of The viaLink Company, is the executive in charge at the company effective August 14, 2002.

    The Registrant filed a Current Report on Form 8-K, dated September 5, 2002, reporting pursuant to Item 5 of such Form that it had completed the negotiation on the terms of its business relationship with its largest vendor. Approximately $2.2 million of liabilities outstanding as of August 31, 2002 to Hewlett-Packard has been negotiated to be forgiven in exchange for $350,000 in cash and the issuance of 2 million common shares. Additionally, the company reported that this agreement includes provisions that immediately reduce its on-going annual operating cash expenses for leased equipment by approximately $900,000.

    The Registrant filed a Current Report on Form 8-K, dated September 11, 2002, reporting pursuant to Item 5 of such Form that in advance of closing anticipated financing, the Company received $1,500,000 from an existing stockholder pursuant to two notes.

    The Registrant filed a Current Report on Form 8-K, dated October 2, 2002, reporting pursuant to Item 5 of such Form the completion of a $4.5 million equity financing through the sale of Series D 8% Convertible Preferred Stock (the "Series D") primarily to existing investors.

                                   SIGNATURES

    In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               THE VIALINK COMPANY
                                                    (Registrant)

                                       By:       /s/ ROBERT I. NOE
                                          -----------------------------------
                                                   Robert I. Noe
                                      President, Principal Executive Officer
Date: November 11, 2002

                                       By:      /s/ BRIAN M. CARTER
                                          -----------------------------------
                                                  Brian M. Carter
                                      Vice President, Chief Financial Officer
                                   (principal financial and accounting officer)
Date: November 11, 2002

                  CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I certify that:

1. I have reviewed this report on Form 10-QSB of The viaLink Company as of, and for, the periods presented in this report;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to us by others, particularly during the periods in which this report is being prepared;

b) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of our board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize, and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The Company's other certifying officer and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 11, 2002

By:      /s/ ROBERT I. NOE
         --------------------------------------
         Robert I. Noe
         President, Principal Executive Officer

                    CERTIFICATION OF CHIEF FINANCIAL OFFICER


I certify that:

1. I have reviewed this report on Form 10-QSB of The viaLink Company as of, and for, the periods presented in this report;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to us by others, particularly during the periods in which this report is being prepared;

b) evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of our board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize, and report financial data and have identified for the Company's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The Company's other certifying officer and I have indicated in this report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 11, 2002

By:      /s/ BRIAN M. CARTER
         ---------------------------------------
         Brian M. Carter
         Vice President, Chief Financial Officer

                                  EXHIBIT INDEX


EXHIBIT
NUMBER               DESCRIPTION
--------   ---------------------------------
           None.

